                                                                    EXHIBIT 99.1


FERRELLGAS, INC. AND SUBSIDIARIES
Consolidated Balance Sheet as of July 31, 1998, and Independent
Auditors' Report

FERRELLGAS, INC. AND SUBSIDIARIES

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                    PAGE

INDEPENDENT AUDITORS' REPORT                           1
CONSOLIDATED BALANCE SHEET AS OF JULY 31, 1998         2
NOTES TO CONSOLIDATED BALANCE SHEET                 3-12

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ferrellgas, Inc. and Subsidiaries
Liberty, Missouri

We have audited the accompanying consolidated balance sheet of Ferrellgas, Inc. and subsidiaries (the "Company") as of July 31, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of the Company as of July 31, 1998, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
October 2, 1998

                      FERRELL GAS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                                 JULY 31, 1998
                       (in thousands, except share data)


ASSETS

CURRENT ASSETS:
   Cash and cash equivalents..........................................................   $  16,961
   Accounts and notes receivable (net of allowance for doubtful accounts of $1,381)...      50,097
   Inventories........................................................................      34,727
   Prepaid expenses and other current assets..........................................       8,706
                                                                                         ---------
       Total current assets...........................................................     110,491

PROPERTY, PLANT AND EQUIPMENT, NET....................................................     469,345

INTANGIBLE ASSETS, NET................................................................     362,454

OTHER ASSETS, NET.....................................................................       9,222
                                                                                         ---------
TOTAL ASSETS..........................................................................   $ 951,512
                                                                                         =========

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
   Accounts payable...................................................................   $  48,017
   Other current liabilities..........................................................      41,752
   Short-term borrowings..............................................................      21,150
                                                                                         ---------
       Total current liabilities......................................................     110,919

LONG-TERM DEBT........................................................................     507,222

DEFERRED INCOME TAXES.................................................................     134,941

OTHER LIABILITIES.....................................................................      12,640

CONTINGENCIES AND COMMITMENTS

MINORITY INTEREST.....................................................................      23,050

PARENT INVESTMENT IN SUBSIDIARY.......................................................     300,859

SHAREHOLDER'S EQUITY:
   Common stock, one dollar par value; 10,000 shares authorized; 990 shares issued....           1
   Additional paid-in capital.........................................................      10,007
   Note receivable from parent........................................................    (147,821)
   Accumulated deficit................................................................        (306)
                                                                                         ---------
       Total stockholder's equity.....................................................    (138,119)
                                                                                         ---------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............................................   $ 951,512
                                                                                         =========

See notes to consolidated balance sheet.

FERRELLGAS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
JULY 31, 1998
--------------------------------------------------------------------------------
1.   BASIS OF PRESENTATION

     The accompanying consolidated balance sheet and related notes present the consolidated financial position of Ferrellgas, Inc. (the "Company"), its subsidiaries and its partnership interest in Ferrellgas Partners, L.P and subsidiaries. The Company is a wholly-owned subsidiary of Ferrell Companies, Inc. ("Ferrell" or "Parent").

     On July 5, 1994, Ferrellgas Partners, L.P. (the "Partnership" or "MLP") completed an initial public offering of 13,100,000 common units representing limited partner interests (the "Common Units") at $21 per Common Unit. As of the date of the offering, the 13,100,000 Common Units represented a 41.8% limited partner interest in the Partnership. Ferrellgas Partners, L.P. was formed April 19, 1994, owning a 99% limited partner interest in Ferrellgas, L.P. (the "Operating Partnership" or "OLP"). Ferrellgas Partners, L.P. was formed to acquire and hold a limited partner interest in the Operating Partnership. The Operating Partnership was formed to own and operate the propane business and substantially all of the assets of the Company. Both are Delaware limited partnerships, and are collectively known as the Partnership.

     Concurrent with the closing of the offering, the Company contributed all of its propane business and assets to the Partnership in exchange for 1,000,000 Common Units, 16,593,721 subordinated units and incentive distribution rights representing a 56.2% limited partner interest in the Partnership as well as a 2% general partner interest in the Partnership and the Operating Partnership on a combined basis.

     In July 1998, the Company transferred its entire limited partnership ownership of the MLP to Ferrell. Also during July, 100% of the outstanding common stock of Ferrell was purchased from Mr. James E. Ferrell and his family by a newly established leveraged employee stock ownership trust (the "ESOT") established pursuant to the Ferrell Companies, Inc. Employee Stock Ownership Plan (the "ESOP"). The purpose of the ESOP is to provide employees of the Company an opportunity for ownership in Ferrell and indirectly in the Partnership. As contributions are made by Ferrell to the ESOP in the future, shares of Ferrell will be allocated to employees' ESOP accounts. As a result of these transactions, the Parent no longer intends to repay its intercompany note with the Company. The note receivable from Parent is therefore reported in stockholder's equity as of July 31, 1998.

     As a result of the 100% change in ownership of Ferrell, effective July 17, 1998, the Company established a new basis in the net assets of the Company based on the purchase price paid by the ESOT for the common stock of its parent, Ferrell. The new basis in the equity of the Company was established at $10,000,000 which resulted in an increase in the basis of property, plant and equipment of $73,692,000, and goodwill of $198,620,000. Amortization on the goodwill related to the purchase price allocation is calculated using the straight-line method based on an estimated useful life of forty years. The accumulated deficit reflected herein represents the net loss of the Company subsequent to the July 17, 1998 change in ownership.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - The Company's operations are limited to those activities associated with the Partnership. The Partnership is engaged primarily in the sale, distribution, marketing and trading of propane and other natural gas liquids throughout the United States. The retail market is seasonal because propane is used primarily for heating in residential and commercial buildings. The Partnership serves more than 800,000 residential, industrial/commercial and agricultural customers.

     ACCOUNTING ESTIMATES - The preparation of the balance sheet in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from these estimates. Significant estimates impacting the balance sheet include reserves that have been established for product liability and other claims.

     PRINCIPLES OF CONSOLIDATION - The consolidated balance sheet includes the accounts of the Company, its subsidiaries and the Partnership. The 56.5% limited partner interest contributed to Ferrell is reflected as "Parent investment in subsidiary" in the accompanying balance sheet. All material intercompany transactions and balances have been eliminated.

     INVENTORIES - Inventories are stated at the lower of cost or market using average cost and actual cost methods.

     PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets ranging from two to thirty years. Intangible assets, consisting primarily of customer location values and goodwill, are stated at cost, net of amortization calculated using the straight-line method over periods ranging from 5 to 40 years. Accumulated amortization of intangible assets totaled $123,896,000 as of July 31, 1998. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment of long-lived assets and certain identifiable intangibles to be held and used whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable and has concluded no balance sheet adjustment is required.

     ACCOUNTING FOR DERIVATIVE COMMODITY CONTRACTS - The Partnership enters into commodity forward and futures purchase/sale agreements and commodity options involving propane and related products which are used both for trading and overall risk management purposes. To the extent such contracts are entered into at fixed prices and thereby subject the Partnership to market risk, the contracts are accounted for using the fair value method. Under the fair value method, derivatives are carried on the balance sheet at fair value with changes in that value recognized in earnings.

     INCOME TAXES - The Company files a consolidated Federal income tax return with its parent and affiliates. Income taxes are computed as though each company filed its own income tax return in accordance with the Company's tax sharing agreement. Deferred income taxes are provided as a result of temporary differences between financial and tax reporting as described in
     Note 5, using the asset/liability method. See Note 5 for the accounting treatment for deferred income taxes subsequent to the Subchapter S Corporation election that was made by Ferrell for the tax year ended July 31, 1999.

     UNIT-BASED COMPENSATION - The Company accounts for its Unit Option Plan under the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees."

     ADOPTION OF NEW ACCOUNTING STANDARDS - The Financial Standards Accounting Board recently issued the following new accounting standards: SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS Nos. 130, 131 and 132 are required to be adopted by the Company for the fiscal year ended July 31, 1999. The adoption of SFAS Nos. 130 and 132 is not expected to have a material effect on the Company's financial position or results of operations. The Company is currently assessing the impact of SFAS No. 131 on disclosure requirements for the next fiscal year. SFAS No. 133 is required to be adopted by the Company for the fiscal year ended July 31, 2000. The Company is currently assessing the impact of SFAS No. 133 on its financial position and results of operations.

3.   SUPPLEMENTAL BALANCE SHEET INFORMATION

     Inventories consist of (in thousands):

     Liquefied propane gas and related products.....  $26,316
     Appliances, parts and supplies.................    8,411
                                                      -------
        Total inventories...........................  $34,727
                                                      =======

     In addition to inventories on hand, the Partnership enters into contracts to buy product for supply purposes. Nearly all such contracts have terms of less than one year and most call for payment based on market prices at the date of delivery. All fixed price contracts have terms of less than one year. As of July 31, 1998, in addition to the inventory on hand, the Partnership had committed to purchase approximately 20,812,000 gallons of its estimated future retail propane sales at a fixed price.

     Property, plant and equipment consist of (in thousands):

     Land and improvements........................   $ 30,368
     Buildings and improvements...................     40,557
     Vehicles.....................................     50,810
     Furniture and fixtures.......................     22,397
     Bulk equipment and district facilities.......     66,150
     Tanks and customer equipment.................    478,224
     Other........................................      5,969
                                                     --------
                                                      694,475
     Less accumulated depreciation................    225,130
                                                     --------
        Total Property, Plant and Equipment.......   $469,345
                                                     ========

     Other current liabilities consist of (in thousands):

     Accrued insurance.............................   $ 4,563
     Accrued interest..............................    12,914
     Accrued payroll...............................     8,635
     Other.........................................    15,640
                                                      -------
           Total Other Current Liabilities.........   $41,752
                                                      =======


4.   LONG-TERM DEBT

     Long-term debt consists of (in thousands):

     Senior Notes:
        Fixed rate, 10%, due 2001 (1)..............   $200,000
        Fixed rate, 9.375%, due 2006 (2)...........    160,000

     Credit Agreement:
        Term loan, 8.5%, due 2001 (3)..............     50,000
        Revolving credit loan, 8.5%, due 1999 (3)..     85,850

     Notes payable, 6.7% weighted average interest
        rate, due 1998 to 2007 (4).................     13,558
                                                      --------
                                                       509,408
     Less current portion..........................      2,186
                                                      --------
        Total Long-Term Debt.......................   $507,222
                                                      ========


(1)  The OLP fixed rate Senior Notes ("OLP Senior Notes"), issued in June
     1994, are general unsecured obligations of the OLP and rank on an equal basis in right of payment with all senior indebtedness of the OLP and senior to all subordinated indebtedness of the OLP. The OLP Senior Notes were redeemed at the option of the OLP on August 5, 1998 with a 5% premium payable concurrent with the issuance of $350,000,000 of new unsecured OLP Senior Notes ("New OLP Senior Notes").

(2) The MLP fixed rate Senior Secured Notes ("MLP Senior Secured Notes") issued in April 1996, will be redeemable at the option of the MLP, in whole or in part, at any time on or after June 15, 2001. The notes are secured by the MLP's partnership interest in the OLP. The MLP Senior Secured Notes bear interest from the date of issuance, payable semi-annually in arrears on June 15 and December 15 of each year. Due to a change of control in the ownership of the Company on July 17, 1998, as a result of the ESOP transaction as described in Note 1, the MLP was required, pursuant to the MLP fixed rate Senior Secured Note Indenture, to offer to purchase the outstanding MLP fixed rate Senior Secured Notes at a price of 101% of the principal amount thereof plus accrued and unpaid interest. The offer to purchase was made on July 27, 1998 and expired August 26, 1998. Upon the expiration of the offer, the MLP accepted for purchase $65,000 of the notes which were all of the notes tendered pursuant to the offer. The MLP assigned its right to purchase the notes to a third party.

(3)  On July 31, 1998, the unsecured $255,000,000 Credit Facility ("OLP
     Credit Facility") consisted of a $50,000,000 term loan facility, a $185,000,000 revolving credit facility for general corporate, working capital and acquisition purposes (of which $50,000,000 is available to support letters of credit) and a $20,000,000 revolving working capital facility, which is subject to an annual reduction in outstanding borrowings to zero for thirty consecutive days. On August 4, 1998, outstanding borrowings under the OLP Credit Facility were refinanced with the issuance of New Senior Notes and the refinancing with existing lenders of the existing OLP Credit Facility with a new $145,000,000 revolving credit facility ("New OLP Credit Facility"). All borrowings under the current pricing arrangement bear interest at either LIBOR plus an applicable margin varying from 0.425% to 1.375% or the bank's base rate, depending on the nature of the borrowing. The bank's base rate at July 31, 1998 was 8.50%. To offset the variable rate characteristic of the OLP Credit Facility and the New OLP Credit Facility, the OLP entered into interest rate collar agreements, expiring between October 1998 and December 2001, with two major banks limiting the floating rate portion of LIBOR-based loan interest rates on a notional amount of $100,000,000 to between 4.9% and 6.5%.

(4) The notes payable are secured by approximately $3,729,000 of property and equipment at July 31, 1998.

     On July 1, 1998, the OLP entered into an agreement for the issuance of $350 million of privately placed fixed rate senior notes ("New OLP Senior Notes") funded August 4, 1998 in five series with maturities ranging from year 2005 through 2013. The proceeds of the offering were used to redeem the fixed rate OLP Senior Notes issued in June 1994, and to repay outstanding indebtedness under the OLP Credit Facility.

     The OLP also entered into an agreement on July 2, 1998 with the lenders under the existing OLP Credit Facility for a New OLP Credit Facility effective August 4, 1998. The New OLP Credit Facility provides for (i) a $40,000,000 unsecured working capital facility subject to an annual reduction in borrowings to zero for thirty consecutive days, (ii) a $50,000,000 unsecured working capital and general corporate facility, including a letter of credit facility, and (iii) a $55,000,000 unsecured general corporate and acquisition facility. The New OLP Credit Facility matures July 2, 2001.

     At July 31, 1998, $21,150,000 of short-term borrowings were outstanding under the revolving line of credit and letters of credit outstanding, used primarily to secure obligations under certain insurance arrangements, totaled $29,056,000.

     The MLP Senior Secured Notes, the OLP Senior Notes and the OLP Credit Facility Agreement contain various restrictive covenants applicable to the MLP and OLP and its subsidiaries, the most restrictive relating to additional indebtedness, sale and disposition of assets, and transactions with affiliates. In addition, the Partnership is prohibited from making cash distributions if a default or event of default exists or would exist upon making such distribution, or if the Operating Partnership fails to meet certain coverage tests. The Partnership is in compliance with all requirements, tests, limitations and covenants related to the Senior Secured Note Indenture, the Senior Note Indenture, the OLP Indenture and the Credit Facility agreement. The New OLP Senior Notes and New OLP Credit Facility agreements have similar restrictive covenants to the OLP Senior
     Note Indenture and OLP Credit Facility Agreement that were replaced.

     Taking into account the effects of the New OLP Senior Note and New OLP Credit Facility, the annual principal payments on long-term debt for each of the next five fiscal years are $2,186,000 in 1999, $2,269,000 in 2000, $3,145,000 in 2001, $1,037,000 in 2002 and $1,114,000 in 2003.

5.   INCOME TAXES

     The significant components of the net deferred tax asset (liability) included in the Consolidated Balance Sheet are as follows (in thousands):

Deferred tax liabilities:
   Partnership basis difference...............   $(165,443)
   Other......................................      (3,663)
                                                 ---------
       Total deferred tax liabilities.........    (169,106)

Deferred tax assets:
   Operating loss and credit carryforwards....      39,951
   Valuation allowance........................      (5,786)
                                                 ---------
       Total deferred tax assets..............      34,165
                                                 ---------
Net deferred tax liability....................   $(134,941)
                                                 =========


     In connection with the public offering described in Note 1, the Company's tax basis in the assets and liabilities contributed became its tax basis in the units received. Partnership basis differences are primarily attributable to differences in the tax and book basis of fixed assets and amortizable intangibles.

     For Federal income tax purposes, the Company has net operating loss carryforwards of approximately $100,000,000 at July 31, 1998 available to offset future taxable income. These net operating loss carryforwards expire at various dates through 2011.

     The Company's parent, Ferrell, elected Subchapter S status for federal income tax purposes, effective August 1, 1998. In conjunction with this election, Ferrell elected to treat the Company as a qualified Subchapter S subsidiary. For income tax purposes, the Company is deemed liquidated into the Parent on July 31, 1998. As a result of these elections, Ferrell and its subsidiaries will no longer be liable for federal income tax. Thus, the deferred tax balance of $134,941,000 as of July 31, 1998 will be eliminated and recognized as income from continuing operations during fiscal 1999.

6.   CONTINGENCIES AND COMMITMENTS

     The Company is threatened with or named as a defendant in various lawsuits which, among other items, claim damages for product liability. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that there are no known claims or known contingent claims that are likely to have a material adverse effect on the results of operations or financial condition of the Company.

     Certain property and equipment is leased under noncancellable operating leases that require fixed monthly rental payments which expire at various dates through 2017. Future minimum lease commitments for such leases are $14,949,000 in 1999, $13,128,000 in 2000, $10,940,000 in 2001, $7,749,000
     in 2002, $3,014,000 in 2003 and $533,000 thereafter.

7.   EMPLOYEE BENEFITS

     On July 17, 1998, Ferrell formed an Employee Stock Ownership Plan ("ESOP"). Ferrell is expected to make future contributions to the Ferrell Companies, Inc. Employee Stock Ownership Trust ("ESOT") which will cause a release of a portion of the shares of Ferrell owned by the ESOT to be allocated to employees' accounts over time. The release of Ferrell shares to employee accounts will cause a non-cash compensation charge to be incurred by Ferrell, equivalent to the fair value of such shares allocated.

     The Company and its parent have a defined contribution profit-sharing plan (the "Plan") which covers substantially all employees with more than one year of service. Contributions are made to the Plan at the discretion of Ferrell's Board of Directors. With the establishment of the ESOP in July 1998, the Board of Directors decided to suspend future contributions to the Plan beginning with fiscal year 1998. This Plan, which qualifies under section 401(k) of the Internal Revenue Code, also provides for matching contributions under a cash or deferred arrangement based upon participant salaries and employee contributions to the Plan.

8.   UNIT OPTIONS

     The Ferrellgas, Inc. Unit Option Plan (the "Unit Option Plan") currently authorizes the issuance of options (the "Unit Options") covering up to 850,000 of the MLP's Subordinated Units to certain officers and employees of the Company. The Unit Options are exercisable beginning after July 31, 1999, assuming the Subordination Period has elapsed, at exercise prices ranging from $16.80 to $21.67 per unit, which is an estimate of the fair market value of the Subordinated Units at the time of the grant. The options vest immediately or over a one to five year period, and expire on the tenth anniversary of the date of the grant. Upon conversion of the Subordinated Units held by the Company and its affiliates, outstanding Subordinated Unit Options granted will convert to the MLP's Common Unit Options.

                                         NUMBER
                                        OF UNITS
                                        --------
Outstanding, July 31, 1998...........    782,000
                                        --------

Options exercisable, July 31, 1998...          0
                                        --------

                                            OPTIONS OUTSTANDING AT JULY 31, 1998
                                            ------------------------------------
Range of option prices at end of year.......             $16.80-$21.67
Weighted average remaining contractual life.               7.8 years


9.   TRANSACTIONS WITH RELATED PARTIES

     The Company has two notes receivable from Ferrell on an unsecured basis. These notes are due on demand and bear interest at the prime rate (8.5% at July 31, 1998). The balances outstanding on these notes at July 31, 1998 were $147,821,000. As discussed in Note 1, the note receivable from Parent is reported in stockholder's equity as of July 31, 1998.

10. DISCLOSURES ABOUT OFF BALANCE SHEET RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of current financial instruments approximates fair value because of the short maturity of the instruments. The estimated fair value of the Partnership's long-term debt was $524,612,000, as of July 31, 1998. The fair value is estimated based on quoted market prices.

     INTEREST RATE COLLAR AGREEMENTS - The Partnership has entered into various interest rate collar agreements involving the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. At July 31, 1998, the total notional principal amount of these agreements was $100,000,000, and the fair value of these agreements was immaterial to the financial position of the Company. The counterparties to these agreements are large financial institutions. The interest rate collar agreements subject the Partnership to financial risk that will vary during the life of these agreements in relation to market interest rates. The mark to market adjustment applicable to the portion of the notional amount in excess of variable rate indebtedness at July 31, 1998 was not material to the financial position of the Company.

     OPTION COMMODITY CONTRACTS - The Partnership is a party to certain option contracts, involving various energy commodities, for overall risk management purposes in connection with its supply and trading activities. Contracts are executed with private counterparties and to a lesser extent on national mercantile exchanges. Open contract positions are summarized below.

     FORWARD, FUTURES AND SWAPS COMMODITY CONTRACTS - The Partnership is a party to certain forward, futures and swaps contracts for trading purposes. Such contracts permit settlement by delivery of the commodity. Open contract positions are summarized below (assets are defined as purchases or long positions and liabilities are sales or short positions).

                 (IN THOUSANDS, EXCEPT PRICE PER GALLON DATA)

                                  DERIVATIVE COMMODITY           DERIVATIVE COMMODITY
                              INSTRUMENTS HELD FOR PURPOSES      INSTRUMENTS HELD FOR
                                   OTHER THAN TRADING              TRADING PURPOSES
                                       (OPTIONS)              (FORWARD, FUTURES AND SWAPS)
                              -----------------------------   ----------------------------
                                 ASSET         LIABILITY          ASSET        LIABILITY
                              ----------      -----------     ------------    ------------
Volume (gallons).............    3,927          (13,444)         568,949        (628,573)

Price (cents/gallon).........    22-18            49-19           36-23           35-24

Maturity Dates...............  8/98-12/98       8/98-2/99       8/98-12/99     8/98-12/99

Contract Amounts ($).........    8,295          (19,757)         181,541        (201,497)


                                  DERIVATIVE COMMODITY           DERIVATIVE COMMODITY
                              INSTRUMENTS HELD FOR PURPOSES      INSTRUMENTS HELD FOR
                                   OTHER THAN TRADING              TRADING PURPOSES
                                       (OPTIONS)              (FORWARD, FUTURES AND SWAPS)
                              -----------------------------   ----------------------------
                                 ASSET         LIABILITY          ASSET        LIABILITY
                              ----------      -----------     ------------    ------------
Fair Value ($)...............    7,901          (19,538)         186,696        (203,162)

Unrealized gain(loss) ($)....     (394)             219            5,155          (1,665)



     Risks related to these contracts arise from the possible inability of counterparties to meet the terms of their contracts and changes in underlying product prices. The Partnership attempts to minimize market risk through the enforcement of its trading policies, which include total inventory limits and loss limits, and attempts to minimize credit risk through application of its credit policies.

11.  SUPPLEMENTAL INFORMATION

     The following balance sheet of the Company includes its investment in the Partnership on an equity basis. Such presentation is included to provide additional information with respect to the Company's financial position on a stand alone basis (dollars in thousands):


ASSETS

INVESTMENT IN SUBSIDIARIES......................    $  (3,193)

OTHER ASSETS, NET...............................          235
                                                    ---------
TOTAL ASSETS....................................    $  (2,958)
                                                    =========

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES.............................    $     220

DEFERRED INCOME TAXES...........................      134,941

CONTINGENCIES AND COMMITMENTS

STOCKHOLDER'S EQUITY:
  Common stock, one dollar par value;
   10,000 shares authorized; 990 shares issued..            1
   Additional paid-in-capital...................       10,007
   Note receivable from parent..................     (147,821)
   Accumulated deficit..........................         (306)
                                                    ---------
       Total stockholder's equity...............     (138,119)
                                                    ---------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY......    $  (2,958)
                                                    =========


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